SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 14, 2005

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Vía de las Dos Castillas, 33

28224 Pozuelo de Alarcón, Madrid

Spain

(34) 91-452-3913

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1	Relevant fact, dated on February 10, 2005 (resignations and appointments in the Board of Directors)	3

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

TERRA NETWORKS, S.A., pursuant to the provisions of article 82 of the Stock Market Act, hereby communicates the following

HECHO RELEVANTE - RELEVANT FACT

The Board of Directors of TERRA NETWORKS, S.A. (hereinafter, TERRA) held on February 10, 2005, has been informed of the desires of Directors, D. Angel Vilá Boix and Telefónica Data Corp. to resign as members of such Board of Directors. The Board of Directors of TERRA wish to join in an expression of appreciation for their efforts and work during the time they have served as members of the Board of Directors of TERRA.

Furthermore, on the same meeting, the Board of Directors of TERRA has appointed D. Alfonso Merry Del Val Gracie and D. Fernando Labad Sasiaín, both shareholders of TERRA, as new members of the Board of Directors.

José F. Mateu Isturiz

General Counsel and Secretary to the Board

Terra Networks, S.A.

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions. Certain factors affecting such forward-looking statements are described in the company´s filings with the Securities and Exchange Commission, including the company´s annual report on Form 20-F under the heading “Risk Factors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date:	February 10, 2005	By:	/s/ José F. Mateu Isturiz
			Name:	José F. Mateu Isturiz
			Title:	General Counsel and Secretary of the Board of Directors

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